UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CALCIMEDICA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

38942Q 202

(CUSIP Number)

Valence Investments SPV IV, LLC

Valence Investments SPV V, LLC

Valence Investments SPV VI, LLC

Eric Roberts

Rachel Leheny

590 Madison Avenue, 21st Floor

New York, NY 10022

(212) 521-4379

with copy to:

Evan Ng

Dorsey & Whitney LLP

167 Hamilton Avenue, Suite 200

Palo Alto, CA 94301

(650) 565-2252

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 2 of 13

1	NAMES OF REPORTING PERSON: Valence Investments SPV IV, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 356,989 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 356,989 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 356,989 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐ Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.5%[1]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[1]

The calculation of percentage ownership is based on a total of 5,517,754 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 3 of 13

1	NAMES OF REPORTING PERSON: Valence Investments SPV V, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 86,098[2] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 86,098[2] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 86,098[2] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.5%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[2]	Includes 66,228 shares of common stock and 19,870 immediately exercisable warrants received pursuant to the Merger Agreement.
[3]

The calculation of percentage ownership is based on a total of 5,517,754 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 4 of 13

1	NAMES OF REPORTING PERSON: Valence Investments SPV VI, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 316,109 (See Item 5)
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 316,109 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 316,109 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.7%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

[4]

The calculation of percentage ownership is based on a total of 5,517,754 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 5 of 13

1	NAMES OF REPORTING PERSON: Eric W. Roberts I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 92,128[5]
	8	SHARED VOTING POWER: 759,196[6] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 92,128[5]
	10	SHARED DISPOSITIVE POWER: 759,196[6] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 851,324[5,6] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.4%[7]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[5]

Includes 10,661 shares of common stock held in an individual retirement account for the benefit of Mr. Roberts, 79,954 Employee Stock Options to purchase common stock at an exercise price ranging from $6.60 to $17.34, and 1,513 warrants to purchase common stock at an exercise price of $10.42 per share.

[6]

Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Mr. Roberts is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.

[7]

The calculation of percentage ownership is based on a total of 5,517,754 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 6 of 13

1	NAMES OF REPORTING PERSON: A. Rachel Leheny I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 163,782[8]
	8	SHARED VOTING POWER: 759,196[9] (See Item 5)
	9	SOLE DISPOSITIVE POWER: 163,782[8]
	10	SHARED DISPOSITIVE POWER: 759,196[9] (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 922,978[8,9] (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.6%[10]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[8]	Includes 163,782 Employee Stock Options to purchase common stock at an exercise price ranging from $2.44 to $17.34.
[9]

Includes 19,870 warrants to purchase common stock at an exercise price of $27.94 held by Valence Investments SPV V, LLC, 356,989 shares of common stock held by Valence Investments SPV IV, LLC, 66,228 shares of common stock held by Valence Investments SPV V, LLC, and 316,109 shares of common stock held by Valence Investments SPV VI, LLC. Ms. Leheny is a co-founder and managing director of Valence Investments SPV IV, LLC, Valence Investments SPV V, LLC, and Valence Investments SPV VI, LLC.

[10]

The calculation of percentage ownership is based on a total of 5,517,754 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 7 of 13

Item 1. Security and Issuer.

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of CalciMedica, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 505 Coast Boulevard South, Suite 307, La Jolla, California 92037.

As of March 20, 2023, as reflected in this Schedule 13D, the Reporting Persons (as herein defined) beneficially owned an aggregate of 1,015,106 shares of Common Stock, representing approximately 18.4%11 of the issued and outstanding Common Stock.

Item 2. Identity and Background.

(a) – (c), (f)

This Schedule 13D is filed by (i) Valence Investments SPV IV, LLC, a Delaware limited liability company (“Valence IV”); (ii) Valence Investments SPV V, LLC, a Delaware limited liability company (“Valence V”), (iii) Valence Investments SPV VI, LLC, a Delaware limited liability company (“Valence VI”) and each of (A) Eric W. Roberts (“Roberts”),and (B) A. Rachel Leheny (“Leheny”). Each of Roberts and Leheny are a natural person, and a US citizen. Valence IV, Valence V, Valence VI, Roberts, and Leheny are collectively the “Reporting Persons”.

Each of Valence IV, Valence V, and Valence VI are private investment vehicles. Roberts, and Leheny are each investors by profession and are collectively the co-founders, managing directors and managers of Valence IV, Valence V, and Valence VI with shared voting and dispositive powers with respect to investments held by Valence IV, Valence V, and Valence VI. In addition, Leheny currently serves as the Chief Executive Officer and a director of the Issuer. Roberts serves as the Chief Business Officer and a director of the Issuer.

The Reporting Persons have entered into a joint filing agreement, dated March 30, 2023, a copy of which is attached hereto as Exhibit A.

The principal business address for each of the Reporting Persons is 590 Madison Avenue, 21st Floor, New York, NY 10022.

(d) and (e)

During the last five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ members, managers or officers (if applicable) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On March 20, 2023, the Delaware corporation formerly known as “Graybug Vision, Inc.” completed its previously announced merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of November 21, 2022, as amended on February 10, 2023 (the “Merger Agreement”), by and among Graybug Vision, Inc. (“Graybug”), Camaro Merger Sub, Inc., a wholly owned subsidiary of Graybug (“Merger Sub”), and CalciMedica, Inc. (“CalciMedica”), pursuant to which Merger Sub merged with and into CalciMedica, with CalciMedica surviving the merger as a wholly owned subsidiary of Graybug (the “Merger”). Additionally, on March 20, 2023, the Company changed its name from “Graybug Vision, Inc.” to “CalciMedica, Inc.” (the “Company”).

On March 17, 2023, in connection with the transactions contemplated by the Merger Agreement and following a special meeting of Graybug’s stockholders (the “Special Meeting”), Graybug filed an Amended and Restated Certificate of Incorporation (the “Graybug Charter”) (i) effecting a reverse stock split of Graybug’s common stock, par value $0.0001 per share (“Graybug common stock”), at a ratio of 14:1 (the “Reverse Stock Split”) and (ii) allowing for the exculpation of specified executive officers for certain breaches of fiduciary duty. Graybug common stock commenced trading on the Nasdaq Global Market on a post-Reverse Stock Split adjusted basis on March 20, 2023 under the ticker symbol “GRAY.”

[11]

The calculation of percentage ownership is based on a total of 5,517,754 shares of common stock outstanding of the Issuer as set forth In the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 8 of 13

On March 20, 2023, Graybug, Merger Sub and CalciMedica consummated the transactions contemplated by the Merger Agreement following the Special Meeting. Pursuant to the Certificate of Merger, filed by Merger Sub, which became effective at 4:03 pm Eastern Time on March 20, 2023 (the “Merger Certificate”), Merger Sub was merged with and into CalciMedica and CalciMedica became a wholly owned subsidiary of the Company. At the effective time of the Merger, each outstanding shares of CalciMedica capital stock (after giving effect to the automatic conversion of all shares of CalciMedica preferred stock into shares of CalciMedica common stock (“preferred stock conversion”), the automatic exercise of certain CalciMedica warrants to purchase shares of CalciMedica capital stock in accordance with their terms (the “CalciMedica warrant exercises”), the conversion of CalciMedica convertible promissory notes, as may be amended, into CalciMedica common stock pursuant to their terms (“convertible promissory note conversion”) and the closing of the private placement (as defined below), and excluding any shares held as treasury stock by CalciMedica or held or owned by Graybug or any subsidiary of Graybug or CalciMedica and any dissenting shares) was converted into the right to receive 0.0288 shares of Graybug common stock, which resulted in the issuance by Graybug of an aggregate of 3,946,538 shares of Graybug common stock to the stockholders of CalciMedica in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in reliance on Section 4(a)(2) of the Securities Act and the rules promulgated thereunder. In addition, Graybug assumed the CalciMedica 2006 Stock Plan and each outstanding and unexercised option to purchase CalciMedica common stock and each outstanding and unexercised warrant to purchase CalciMedica capital stock (excluding the warrants which were automatically exercised pursuant to the CalciMedica warrant exercises) which became options and warrants to purchase shares of Graybug common stock. In connection with the Merger, Graybug, CalciMedica and Merger Sub waived the condition that the shares of Graybug common stock to be issued in the Merger be approved for listing on Nasdaq as of the Closing and agreed to use reasonable best efforts to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-3 registering the resale of shares of Graybug common stock issued to the stockholders of CalciMedica in the Merger and maintain Graybug’s listing on Nasdaq.

In connection with the Merger and in exchange for securities held in CalicMedica, (i) Valence IV received 356,989 shares of common stock, (ii)Valence V received 66,228 shares of common stock and 19,870 immediately exercisable warrants, (iii) Valence VI received 316,109 shares of common stock, (iv) Roberts received 10,661 shares of common stock, 1,513 warrants to purchase common stock at an exercise price of $10.42 per share, and 79,954 Employee Stock Options to purchase common stock at an exercise price ranging from $6.60 to $17.34 which are currently exercisable or could become exercisable in the next sixty (60) days, and (v) Leheny received 163,782 Employee Stock Options to purchase common stock at an exercise price ranging from $2.44 to $17.34 which are currently exercisable or could become exercisable in the next sixty (60) days.

The Merger was treated as a reverse recapitalization under U.S. generally accepted accounting principles. CalciMedica is considered the accounting acquirer for financial reporting purposes.

Immediately prior to the consummation of the Merger, CalciMedica completed a private placement financing pursuant to which certain investors purchased approximately 20.7 million shares of CalciMedica common stock for an aggregate purchase price of $10.3 million (the “private placement”). In connection with the private placement, CalciMedica entered into a registration rights agreement with the private placement investors, pursuant to which CalciMedica granted certain registration rights with respect to the shares sold to the private placement investors in the private placement (the “Registration Rights Agreement”). Reporting Person Valence VI held shares in the private placement and is subject to the Registration Rights Agreement.

Immediately prior to the consummation of the Merger, CalciMedica filed a Certificate of Amendment to its Amended and Restated Certificate of Incorporation changing its name from “CalciMedica, Inc.” to “CalciMedica Subsidiary, Inc.” and Graybug filed a Certificate of Amendment (the “Certificate of Amendment”) to the Graybug Charter changing its name from “Graybug Vision, Inc.” to “CalciMedica, Inc.” The Company’s common stock commenced trading on the Nasdaq Global Market under the ticker symbol “CALC” on March 21, 2023.

Following the consummation of the Merger, the business previously conducted by CalciMedica became the business conducted by the Company. The Company’s headquarters are located in La Jolla, California (CalciMedica’s former headquarters).

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 9 of 13

Immediately following the consummation of the Merger, there were 5,517,754 shares of the Company’s common stock issued and outstanding.

The foregoing descriptions of the Merger Agreement, the Graybug Charter, the Merger Certificate, the Registration Rights Agreement and the Certificate of Amendment do not constitute a complete summary of the terms of the Merger Agreement, the Graybug Charter, the Merger Certificate, the Registration Rights Agreement or the Certificate of Amendment, and are qualified in their entirety by reference to the full text of the Merger Agreement, the Graybug Charter, the Merger Certificate, the Registration Rights Agreement and the Certificate of Amendment as referenced in and filed with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 22, 2023. Copies are also attached as Exhibits 99.1 through 99.5 hereto and are incorporated herein by reference.

Item 4. Purpose of Transaction.

All securities acquired by any of the Reporting Persons were acquired for the purpose of making an investment in the Issuer.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may acquire additional shares of Common Stock and other securities of the Company from time to time or may dispose of any or all of such shares or other securities held by them from time to time.

At the present time, other than as set forth above, the Reporting Persons do not have any plans or proposals that relate or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information contained on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3, 4 and 6 is hereby incorporated by reference in its entirety into this Item 5.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 10 of 13

(a) and (b)

Ownership percentages set forth in this Schedule 13D are based upon a total of 5,517,754 shares of Common Stock outstanding, as reported in the Issuer’s Merger Agreement, included with the Issuer’s 8-K filed with the Securities and Exchange Commission on March 22, 2023.

Valence Investments SPV IV, LLC

Valence Investments SPV IV, LLC directly holds 356,989 shares of Common Stock of the Issuer.

Valence Investments SPV V, LLC

Valence Investments SPV V, LLC directly holds 66,228 shares of Common Stock of the Issuer and 19,870 in immediately exercisable aggregate warrants for common stock received in exchange for a stock option to acquire 344,934 shares of common stock of the Issuer pursuant to the Merger Agreement

Valence Investments SPV VI, LLC

Valence Investments SPV VI, LLC directly holds 316,109 shares of Common Stock of the Issuer.

Eric Roberts

Roberts beneficially owns 92,12812 shares of Common Stock of the Issuer directly. Roberts, as a managing director and manager of Valence IV, Valence V, and Valence VI, may have ability to direct the management and the business of Valence IV, Valence V, and Valence VI, including the power to vote and dispose of the securities held by Valence IV, Valence V and Valence VI. Roberts may, therefore, be deemed to beneficially own a total of 851,324 shares of Common Stock. Roberts disclaims beneficial ownership of the securities held by Valence IV, Valence V and Valence VI except to the extent of his pecuniary interest therein.

A. Rachel Leheny

Leheny beneficially owns 163,78213 shares of Common Stock directly. Leheny, as a managing director and manager of Valence IV, Valence V, and Valence VI, may have ability to direct the management and the business of Valence IV, Valence V, and Valence VI, including the power to vote and dispose of the securities held by Valence IV, Valence V and Valence VI. Leheny may, therefore, be deemed to beneficially own a total of 922,978 shares of Common Stock Leheny disclaims beneficial ownership of the securities held by Valence IV, Valence V and Valence VI except to the extent of her pecuniary interest therein.

(c) Except for the transaction described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

See Item 3 above, which is hereby incorporated herein.

[12]	Includes 79,954 Employee Stock Options to purchase common stock at an exercise price ranging from $6.60 to $17.34 and 1,513 warrants to purchase common stock at an exercise price of $10.42 per share.
[13]	Includes 163,782 Employee Stock Options to purchase common stock at an exercise price ranging from $2.44 to $17.34.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 11 of 13

Immediately prior to the consummation of the Merger, CalciMedica completed a private placement financing pursuant to which certain investors purchased approximately 20.7 million shares of CalciMedica common stock for an aggregate purchase price of $10.3 million (the “private placement”). In connection with the private placement, CalciMedica entered into a registration rights agreement with the private placement investors, pursuant to which CalciMedica granted certain registration rights with respect to the shares sold to the private placement investors in the private placement (the “Registration Rights Agreement”), Reporting Person Valence VI held shares in the private placement and is subject to the Registration Rights Agreement.

In addition, in connection with the Merger, each Reporting Person is subject to a lock-up agreement (the “Lock-Up Agreement”), pursuant to which each such Reporting Person has agreed to accept certain restrictions on transfers of the shares of the Issuer for the 180-day period following the effective time of the Merger.

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 12 of 13

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

A14	Joint Filing Agreement, dated March 30, 2023.

99.1	Agreement and Plan of Merger and Reorganization, dated as of November 21, 2022, as amended on February 10, 2023 (the “Merger Agreement”), by and among Graybug Vision, Inc. (“Graybug”), Camaro Merger Sub, Inc., a wholly owned subsidiary of Graybug (“Merger Sub”), and CalciMedica, Inc. (“CalciMedica”) (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.2	Amended and Restated Certificate of Incorporation of Graybug Vision, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.3	Certificate of Merger (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.4	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

99.5	Certificate of Amendment dated March 20, 2023 to the Amended and Restated Certificate of Incorporation of Graybug Vision, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 22, 2023).

[14]	Filed herewith

CUSIP No. 38942Q 202	SCHEDULE 13D	Page 13 of 13

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

VALENCE INVESTMENTS SPV IV, LLC

Dated: 3/30/23	By:	/s/ Eric Roberts
	Name:	Eric Roberts
	Title:	Manager

VALENCE INVESTMENTS SPV V, LLC

Dated: 3/30/23	By:	/s/ Eric Roberts
	Name:	Eric Roberts
	Title:	Manager

VALENCE INVESTMENTS SPV VI, LLC

Dated: 3/30/23	By:	/s/ Eric Roberts
	Name:	Eric Roberts
	Title:	Manager

ERIC ROBERTS:

Dated: 3/30/23	/s/ Eric Roberts

A. RACHEL LEHENY:

Dated: 3/30/23	/s/ A. Rachel Leheny